UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 2)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PDD Holdings Inc.

(Name of Subject Company (Issuer))

PDD Holdings Inc.

(Name of Filing Person (Issuer))

0.00% Convertible Senior Notes due 2025

(Title of Class of Securities)

722304AC6

(CUSIP Number of Class of Securities)

Jun Liu

First Floor, 25 St Stephen’s Green

Dublin 2, D02 XF99

Ireland

Tel: +353-1-5397938

with copy to:

Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by PDD Holdings Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on October 26, 2023, as subsequently amended and supplemented by the Amendment No. 1 filed with the Commission on November 7, 2023 (as so amended and supplemented, the “Schedule TO”) with respect to the right of each Holder of the Notes to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Schedule TO and the Put Right Notice to Holders of 0.00% Convertible Senior Notes due 2025 issued by the Company dated as of October 26, 2023, as amended (the “Put Right Notice”). The information contained in the Schedule TO, including the Put Right Notice as amended and supplemented hereby, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Put Right Notice or in the Schedule TO.

This Amendment No. 2 amends and supplements the Schedule TO as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 6 AND 7.

1.	The first paragraph of Section 7 of the Put Right Notice appearing on page 10 thereof is hereby deleted in its entirety and replaced with the following:

“7.      Plans or Proposals of the Company. Except as publicly disclosed on or prior to the date of this Put Right Notice or as set forth in Section 8 hereof, neither the Company nor its directors and executive officers currently has any plans, proposals or negotiations that would be material to a Holder’s decision to exercise the Put Right, which relate to or which would result in:”

2.	Section 8 of the Put Right Notice appearing on page 10 thereof is hereby deleted in its entirety and replaced with the following:

“8.      Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Dr. Qi Lu stepped down from the Company’s board of directors, effective as of November 28, 2023. The departure of Dr. Qi Lu was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other matters. Based on a reasonable inquiry by the Company:

•	none of the executive officers or directors of the Company in office as of the date of the Put Right Notice or any associate of such executive officers or directors owns any Notes; and

•	during the 60 days preceding the date of this Put Right Notice, none of the executive officers or directors of the Company then in office has engaged in any transactions in the Notes.

The Company will not purchase any Notes from its affiliates or the executive officers or directors of the Company. Neither the Company nor any of its associates or majority-owned subsidiaries owns any Notes. During the 60 days preceding the date of this Put Right Notice, neither the Company nor any of its subsidiaries has engaged in any transactions in the Notes.”

ITEM 12.	EXHIBITS.

(a)           Exhibits.

(a)(1)*	Put Right Notice to Holders of 0.00% Convertible Senior Notes due 2025 issued by the Company, dated as of October 26, 2023.

(b)	Not applicable.

(d)(1)	Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

(d)(2)	Supplemental Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

(g)	Not applicable.

(h)	Not applicable.

(b)           Filing Fee Exhibit.

107†	Filing Fee Table.

* Previously filed.

† Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Put Right Notice to Holders of 0.00% Convertible Senior Notes due 2025 issued by the Company, dated as of October 26, 2023.

(d)(1)	Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

(d)(2)	Supplemental Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

107†	Filing Fee Table

* Previously filed.

† Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDD Holdings Inc.

By:	/s/ Jun Liu
Name:	Jun Liu
Title:	Vice President of Finance

Dated: November 28, 2023

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